

Mail Stop 3561

March 15, 2010

Gregory A. Bloom
President, Chief Executive Officer and Chief Financial Officer
Imagine Media, Ltd.
1155 Sherman Street, Suite 307
Denver, CO 80203

Re: **Imagine Media, Ltd.**
              Form 10-K for the fiscal year ended December 31, 2008
              Filed April 15, 2009
              File No. 000-53316

Dear Mr. Bloom:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Julie F. Rizzo
                                        Attorney-Advisor